Phoenix Interests, Inc.
One RiverPointe Plaza
Suite 706
Jeffersonville, IN 47130

                                                                                                                                       August 3, 2006

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                         Re:          Phoenix Interests, Inc.
                                        Withdrawal of Registration Statement
                                        on Form SB-2 filed July 26, 2006

Dear Sir or Madam:

         Reference is made to the Registration Statement on Form SB-2 filed by Phoenix Interests, Inc. (the “Registrant”) with the Securities and Exchange Commission (the “Commission”) on July 26, 2006 (the “Registration Statement”).

         Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the Registrant hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement. The Registrant has determined not to proceed with any offer and sale of securities pursuant to the Registration Statement. No securities have been sold pursuant to the Registration Statement.

         Please forward copies of the order consenting to the withdrawal of the Registration Statement to Hank Gracin, Esq. via facsimile at (561) 237-0803.

         If you have any questions, please contact Hank Gracin of Lehman & Eilen LLP, legal counsel to the Registrant in connection with the Registration Statement at (561) 237-0804.

                                                                                Sincerely,

                                                                                /s/ James D. Tilton

                                                                               James D. Tilton
                                                                               President